Joel Bernstein
                          Attorney and Counselor-at-Law

Suite 104
2666 Tigertail Avenue                                               305-858-7300
Miami,  Florida 33133                                          Fax: 786-513-8522
                                                               Jberns@jberns.com


May 27, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     H & H Imports, Inc.
        Registration Statement on Form S-1
        Amendment No. 1
        File No. 333-125268

Greetings:

We have filed Amendment No. 1 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff's comment letter dated May 8, 2008 on the original filing as follows:

SIGNATURE PAGE

The individual(s) operating in the capacity of Principal Financial Officer should be so designated in accordance with the Form requirements.

RESPONSE

Mr. Rebello's title on the Signature Page has been revised to indicate that he serves as the registrant's principal accounting and financial officer.

OTHER

Amendment no. 1 contains Exhibit 5.1 (which includes Exhibit 23.1) which was not included in the original filing and a new consent of registrant's independent auditor.

Registrant hopes to request acceleration of the effective date of this registration statement in the near future by additional written request.

                                       Yours very truly,


                                       /s/ Joel Bernstein